# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TELUS International (Cda) Inc., CIK 0001825155
CUSIP: 87975H100
Title of class of securities: Subordinate Voting Shares
Address of issuer's principal executive offices: Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3
Date of event which requires filing of this statement: 09/01/2025
Amends the filing with accession number 0000947871-23-000637
Filed by CIK 0000868675
Persons authorized to receive notices and communications: TELUS Corporation, Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3, (604) 695-6400

## Reporting persons
- TELUS CORP (CIK 0000868675): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: British Columbia Canada (A1); source of funds: working capital (WC); sole voting power 158,878,841; shared voting power 0; sole dispositive power 158,878,841; shared dispositive power 0; aggregate amount beneficially owned 158,878,841 (60.1% of the class)
  Comment: Rows 7, 9 and 11 consist of 6,874,822 subordinate voting shares, no par value, of the Issuer ("Subordinate Voting Shares") and 152,004,019 multiple voting shares of the Issuer ("Multiple Voting Shares") held by 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of the Reporting Person. Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the Reporting Person and automatically upon the occurrence of certain events. Holders of Multiple Voting Shares are entitled to ten votes per Multiple Voting Share and holders of Subordinate Voting Shares are entitled to one vote per Subordinate Voting Share.
  
  The percentage calculated in Row 13 is based upon 112,477,222 outstanding Subordinate Voting Shares of the Issuer and 164,381,876 outstanding Multiple Voting Shares of the Issuer as disclosed in the Issuer's Report on Form 6-K, filed with the Securities and Exchange Commission (the "SEC") on April 15, 2025. The Reporting Person, therefore, held 92.5% of the outstanding Multiple Voting Shares and 6.1% of the outstanding Subordinate Voting Shares, which represents 86.9% of the combined voting power of the Multiple Voting Shares and Subordinate Voting Shares.
  Assuming the Reporting Person converted all of its Multiple Voting Shares into Subordinate Voting Shares and BPEA does not convert its Multiple Voting Shares into Subordinate Voting Shares, the Reporting Person would have 60.1% of the outstanding Subordinate Voting Shares.

## Item 1. Security and Issuer
Title of class of securities: Subordinate Voting Shares
Name of issuer: TELUS International (Cda) Inc.
Address of issuer's principal executive offices: Floor 5, 510 West Georgia Street, Vancouver, British Columbia Canada (A1), V6B 0M3
Comment: This Amendment No. 4 (this "Amendment No. 4") to Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Person Corporation ("the Reporting Person") with the SEC on May 26, 2023 (the "Original Schedule 13D", as amended by Amendment No. 1 filed with the SEC on February 16, 2024, as further amended by Amendment No. 2 filed with the SEC on September 26, 2024 and as further amended by Amendment No. 3 filed with the SEC on June 12, 2025). This Amendment No. 4 relates to the Subordinate Voting Shares of TELUS International (Cda) Inc., a corporation organized under the laws of British Columbia, Canada (the "Issuer"), with its principal executive offices located at Floor 5, 510 West Georgia Street, Vancouver, BC V6B 0M3. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented and amended to add the following information:

On September 2, 2025, the Reporting Person and the Issuer jointly announced that they had entered into a definitive arrangement agreement (the "Arrangement Agreement") providing for the acquisition by the Reporting Person of all of the issued and outstanding shares in the capital of the Issuer (collectively, the "Shares") not already owned, directly or indirectly, by it for a price per Share of US$4.50 (the "Agreed Price"), by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Arrangement").

The Arrangement Agreement provides for the terms and conditions pursuant to which the Agreed Price is payable by the Reporting Person, at the Issuer's shareholders' election, in (i) US$4.50 in cash, (ii) 0.273 of a common share of the Reporting Person or (iii) a combination of US$2.25 in cash and 0.136 of a common share of the Reporting Person, subject in the case of clauses (ii) or (iii) to proration, such that the aggregate consideration paid to the Issuer's shareholders will include no more than 25% in common shares of the Reporting Person.

The consummation of the Arrangement is subject to a number of customary closing conditions for transactions of the nature of the Arrangement, including, among others: (i) approval of at least 66 2/3% of the votes cast by holders of Subordinate Voting Shares and Multiple Voting Shares (including the Reporting Person and its affiliates) present or represented by proxy at the special meeting of the shareholders to be held in connection with the approval of the Arrangement (the "Meeting"), voting together as a single class (with each Subordinate Voting Share entitling its holder to one vote and each Multiple Voting Share entitled its holder to ten votes), (ii) approval of a simple majority of the votes cast by holders of Subordinate Voting Shares present or represented by proxy at the Meeting, excluding for this purpose the Subordinate Voting Shares held, directly or indirectly, by the Reporting Person and by any other shareholder required to be excluded pursuant to the applicable rules and regulations, (iii) court approval and (iv) receipt of regulatory approval required under applicable foreign direct investment laws and customary stock exchange approvals.

Riel B.V. (indirectly and wholly-owned by BPEA Private Equity Fund VI, L.P.1., BPEA Private Equity Fund VI, L.P.2 and certain of its affiliates) ("EQT"), the Issuer's largest minority shareholder holding approximately 31.0% of the outstanding Subordinate Voting Shares and 7.5% of the Multiple Voting Shares, as well as all of the Issuer's directors and officers, holding approximately 3.2% of the outstanding Subordinate Voting Shares, have entered into support and voting agreements with the Reporting Person under which they have agreed, among other things, to vote in support of the Arrangement at the Meeting, subject to certain exceptions. The forms of support and voting agreement entered into by EQT, on the one hand, and by the Issuer's directors and officers, on the other hand, are appended to the Arrangement Agreement and incorporated herein by reference (the "Voting Agreements").

The Arrangement Agreement includes customary non-solicitation provisions, which are subject to the right of the board of directors of the Issuer (the "Issuer Board") to make a change in its recommendation to shareholders in the event any "superior proposal" were to emerge (and subject to the Reporting Person's "right to match").

The parties have the right to terminate the Arrangement Agreement under certain circumstances, including on mutual agreement, if the shareholders of the Issuer do not approve the transaction, or if the transaction is not completed on or prior to the "outside date" of January 2, 2026. If the Arrangement Agreement is terminated under certain circumstances, the Reporting Person has agreed to reimburse the Issuer's expenses up to a maximum of US$10 million. In certain other circumstances, including if the Issuer's Board makes a change in recommendation and the transaction is not approved by the Issuer's shareholders, the Issuer will be required to reimburse the Reporting Person expenses up to a maximum amount of US$10 million. No break fees are payable under the Arrangement Agreement.

On September 2, 2025, the Reporting Person and the Issuer issued a joint press release (the "Press Release") announcing the entering into of the Arrangement Agreement. Copies of the Arrangement Agreement, the Voting Agreements and the Press Release are filed as Exhibits 11, 12, 13 and 14, respectively, to the Original Schedule 13D, and incorporated herein by reference.

The purpose of the Arrangement is to enable the Reporting Person to acquire 100% of the Shares not already owned by it. Upon the closing of the Arrangement, the Reporting Person' intention is to cause the Issuer to make an application to delist the Subordinate Voting Shares from the New York Stock Exchange and the Toronto Stock Exchange, terminate the Issuer's registration under the Securities Exchange Act of 1934 and cause the Issuer to make an application for the Issuer to cease to be a reporting issuer in all of the provinces and territories of Canada.

Other than as described in the Original Schedule 13D, the Reporting Person has no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D that relate to its investment in the Issuer, although it and its affiliates reserve the right to formulate such plans or proposals in the future. If the Arrangement is not consummated, the Reporting Person will continue to regularly review and assess its investment in the Issuer and depending on market conditions, general economic and industry conditions, the Issuer's business and financial condition and/or other relevant factors, the Reporting Person may or may not: (i) purchase or sell Multiple Voting Shares, Subordinate Voting Shares or other securities of the Issuer in the future on the open market or in private transactions, or (ii) determine, from time to time, to engage in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Upon completion of the Arrangement, the Shareholders' Agreement and the Registration
Rights Agreement will be terminated.

The foregoing descriptions of the Arrangement, the Arrangement Agreement, the Voting Agreements and the Press Release do not purport to be complete and they are qualified in their entirety by reference to Exhibits 11, 12, 13 and 14, respectively, which are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby further supplemented and amended to add the information contained in Item 4 of this Amendment No. 4, which is incorporated by reference into this Item 6 as if fully set forth herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1 Share Purchase Agreement, dated May 16, 2023, between the TELUS International Holding Inc. and BPEA (incorporated by reference to Exhibit 99.1 to the Schedule 13D furnished to the SEC on May 26, 2023).
https://www.sec.gov/Archives/edgar/data/868675/000094787123000637/ss2117895_ex9901.htm#Purchase

2 Shareholders' Agreement, dated February 5, 2021, among TELUS Communications Inc. and BPEA and the Issuer (incorporated by reference to Exhibit 10.7 to the amendment to the Issuer's Registration Statement on Form F-1 filed with the SEC on January 19, 2021 (SEC File No. 333-251993)).
https://www.sec.gov/Archives/edgar/data/1825155/000104746921000112/a2242795zex-10_7.htm#Shareholder

3 Amendment No. 1 to the Shareholders' Agreement, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report furnished to the SEC on Form 6-K on March 15, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000094787123000327/ss1844731_ex9901.htm#Amendment%20March%209

4 Registration Rights Agreement, dated February 5, 2021, among TELUS Communications Inc., TELUS International Holding Inc., 1276431 B.C. LTD., 1276433 B.C. LTD., 1276435 B.C. LTD., 1276436 B.C. LTD. BPEA and the Issuer (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report furnished to the SEC on Form 6-K on February 5, 2021).
https://www.sec.gov/Archives/edgar/data/1825155/000110465921013075/a20-31342_25ex99d3.htm#Registration

5 Amendment to the Registration Rights Agreement, dated January 3, 2023 (incorporated by reference to Exhibit 99.3 to the Issuer's Current Report furnished to the SEC on Form 6-K on January 9, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000110465923002251/tm231731d1_ex99-3.htm#Amendment%20January%203

6 Amended and Restated Shareholders' Agreement, dated as of June 16, 2023, among the Reporting Person, BPEA and the Issuer (incorporated by reference to Exhibit 99.7 to the Issuer's Current Report furnished to the SEC on Form 6-K on August 4, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000162828023027393/a997telusinternational-a.htm

7 Amendment to the Amended and Restated Shareholders' Agreement, dated as of December 16, 2023 (filed as Exhibit 2.8 to the 2023 20-F).
https://www.sec.gov/Archives/edgar/data/1825155/000162828024003978/exhibit28amendmenttoshar.htm

8 Second Amendment and Joinder to the Registration Rights Agreement, dated as of June 16, 2023 (incorporated by reference to Exhibit 99.6 to the Issuer's Current Report furnished to the SEC on Form 6-K on August 4, 2023).
https://www.sec.gov/Archives/edgar/data/1825155/000162828023027393/a996telusinternationalti.htm

9 Third Amendment to the Registration Rights Agreement, dated as of December 21, 2023 (filed as Exhibit 2.6 to the 2023 20-F).
https://www.sec.gov/Archives/edgar/data/1825155/000162828024003978/exhibit26amendmenttoregi.htm

10 Non-binding indication of interest letter, dated June 11, 2025.

11 Arrangement Agreement, dated September 1, 2025, by and between the Reporting Person and the
Issuer.

12 Form of D&O Support and Voting Agreement by and between the Reporting Person and the Issuer's directors and officers (see Schedule E to the Arrangement Agreement included herewith as Exhibit 11)

13 Form of Shareholder Support and Voting Agreement by and between the Reporting Person and EQT
(see Schedule F to the Arrangement Agreement included herewith as Exhibit 11)

14 Press Release, dated September 2, 2025.

## Signatures
- TELUS CORP: /s/ Mario Mele, Mario Mele, Senior Vice President and Treasurer (09/02/2025)